September 9, 2019
Via E-mail
Rajesh Kalathur
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, IL 61265

       Re:     Deere & Company
               Form 10-K for the Fiscal Year Ended October 28, 2018 Filed December 7, 2018
               File No. 1-4121

Dear Mr. Kalathur:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. In your letter to us dated February 1 2016, you discussed contacts with Sudan. Wirtgen
      Group's website lists dealers in Sudan and Syria. Section 9(1)(aa) of the May 17, 2017
      Share and Asset Purchase Agreement under which you acquired Wirtgen Group Holding
      GmbH, filed as Exhibit 2.1 to your Form 8-K dated June 1, 2017, sets forth a representation that except as shown in Annex 9.2.1.aa, Wirtgen is not, and has not during the prior two years, engaged in any transactions in any Sanctioned Country, a term defined to include Syria, Sudan and North Korea. Because the filing does not include the annex, it is not clear whether Wirtgen engaged in transactions in one or more of the referenced countries during the period covered. Sudan, Syria and North Korea are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your prior letter, and with North Korea since November 2017, including contacts with their
 Rajesh Kalathur
Deere & Company
September 9, 2019
Page 2

         governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

      2. Please discuss the materiality of any such contacts with Sudan, Syria and North Korea, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years, and with North Korea for the last two fiscal years, and the subsequent interim period.
         Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                                Sincerely,

                                                                /s/ Cecilia
Blye

                                                                Cecilia Blye,
Chief
                                                                Office of
Global Security Risk

cc:      Amanda Ravitz
         Assistant Director